# MATEVEZA USA, LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
*(Unaudited)*

# INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Mateveza USA, LLC
San Francisco, California

We have reviewed the accompanying financial statements of Mateveza USA, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 8, 2023
Los Angeles, California

**MATEVEZA USA LLC**

**BALANCE SHEET**

**(UNAUDITED)**

| **As of December 31,** | **2022** | **2021** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 179,236 | $ 39,488 |
| Acccounts Receivable, net | 36,010 | 28,912 |
| Inventory | 535,001 | 464,924 |
| Due from Related Parties | 85,128 | 85,128 |
| Prepaids and Other Current Assets | 76,764 | 38,492 |
| **Total Current Assets** | **912,139** | **656,944** |
| | | |
| Property and Equipment, net | 204,356 | 169,424 |
| Right of Use Assets | 490,570 | - |
| Security Deposit | 90,582 | 81,882 |
| **Total Assets** | **$ 1,697,646** | **$ 908,249** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ 264,121 | $ 370,909 |
| Credit Cards | 23,915 | 9,729 |
| Current Portion of Loans and Notes | 345,106 | 260,374 |
| Current Portion of Convertible Note | 35,000 | - |
| Other Current Liabilities | 298,598 | 272,035 |
| **Total Current Liabilities** | **966,740** | **913,048** |
| | | |
| Promissory Notes and Loans | 162,004 | 240,588 |
| SBA Economic Injury Disaster Loan | 2,051,156 | 508,221 |
| Lease Liability | 495,244 | - |
| Convertible Note | 150,000 | 535,000 |
| **Total Liabilities** | **3,825,144** | **2,196,857** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' Equity | (2,127,498) | (1,288,608) |
| | | |
| **Total Members' Equity** | **(2,127,498)** | **(1,288,608)** |
| | | |
| **Total Liabilities and Members' Equity** | **$ 1,697,646** | **$ 908,249** |

*See accompanying notes to financial statements.*

# MATEVEZA USA LLC
## STATEMENTS OF OPERATIONS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 2,491,790 | $ 2,078,634 |
| Cost of Goods Sold | 799,230 | 658,353 |
| Gross profit | 1,692,560 | 1,420,281 |
| | | |
| Operating expenses | | |
| General and Administrative | 2,126,183 | 2,019,257 |
| Sales and Marketing | 7,301 | 23,886 |
| Total operating expenses | 2,133,485 | 2,043,143 |
| | | |
| Operating Income/(Loss) | (440,924) | (622,862) |
| | | |
| Interest Expense | 114,355 | 116,202 |
| Other Loss/(Income) | (3,586) | (820,604) |
| Income/(Loss) before provision for income taxes | (551,694) | 81,541 |
| Provision/(Benefit) for income taxes | 287,196 | 14,268 |
| | | |
| **Net Income/(Net Loss)** | **$ (838,890)** | **$ 67,272** |

*See accompanying notes to financial statements.*

| **(in , $US)** | | **Members' Equity** |
|---|---|---|
| **Balance—December 31, 2020** | **$** | **(1,355,880)** |
| Net income/(loss) | | 67,272 |
| **Balance—December 31, 2021** | **$** | **(1,288,608)** |
| Net income/(loss) | | (838,890) |
| **Balance—December 31, 2022** | **$** | **(2,127,498)** |

*See accompanying notes to financial statements.*

## MATEVEZA USA LLC

### STATEMENTS OF CASH FLOWS

### (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (838,890) | $ | 67,272 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 214,338 | | 221,592 |
| Right of Use Assets | | 4,674 | | |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | (7,098) | | 12,687 |
| Inventory | | (70,077) | | (47,046) |
| Prepaids and Other Current Assets | | (38,273) | | 55,680 |
| Due from Related Parties | | - | | 20,000 |
| Accounts Payable | | (106,788) | | (261,703) |
| Credit Cards | | 14,186 | | (5,711) |
| Other Current Liabilities | | 26,563 | | 254,839 |
| Security Deposit | | (8,700) | | (11,000) |
| **Net cash provided/(used) by operating activities** | | **(810,064)** | | **306,612** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (249,269) | | (196,652) |
| **Net cash provided/(used) in investing activities** | | **(249,269)** | | **(196,652)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowing on Promissory Notes and Loans, net | | 6,147 | | - |
| Repayment of Promissory Notes and Loans, net | | | | (604,247) |
| Borrowing on SBA Loan | | 1,542,935 | | 508,221 |
| Repayment of Convertible Notes | | (500,000) | | - |
| Borrowing on Convertible Notes | | 150,000 | | |
| **Net cash provided/(used) by financing activities** | | **1,199,082** | | **(96,026)** |
| | | | | |
| Change in Cash | | 139,749 | | 13,934 |
| Cash—beginning of year | | 39,488 | | 25,554 |
| **Cash—end of year** | **$** | **179,236** | **$** | **39,488** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 114,355 | $ | 116,202 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Mateveza USA LLC was formed on August 1, 2006 in the state of California. The financial statements of Mateveza USA LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

The company makes beer and wine at its production facility at 549 Avenue M, San Francisco, CA 94130. It then distributes its beer and wine in bottles, cans, and kegs to its 5 retail locations. It also distributes its beer to a handful of outside bars and restaurants in San Francisco.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO (first-in-first-out method).

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Furniture & Fixtures | 5-7 years |
| Leasehold Improvements | 5-7 years |
| Vehicles | 5-7 years |
| Machinery & Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its beer and wine in bottles, cans, and kegs to its five retail locations.

**Cost of sales**

Costs of goods sold include the cost of materials, packaging, fees, etc.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $7,301 and $23,886, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 8, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Raw Materials | 150,261 | 186,510 |
| Semi-finished goods | 72,782 | - |
| Finished goods | 311,958 | 278,414 |
| **Total Inventory** | **$ 535,001** | **$ 464,924** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Credit Card Receivables | 13,206 | 8,910 |
| Prepaid Expenses | 36,352 | 10,717 |
| Other Current Assets | 27,207 | 18,865 |
| **Total Prepaids and Other Current Assets** | **$ 76,764** | **$ 38,492** |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Sales Tax Payable | 221,747 | 256,837 |
| Accrued payable | 58,131 | - |
| Gift card outstanding | 9,070 | 8,246 |
| Payroll Liabilities | 7,450 | 4,652 |
| Other current liabilities | 2,200 | 2,300 |
| **Total Other Current Liabilities** | **$ 298,598** | **$ 272,035** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Furniture & Fixtures | $ 165,714 | $ 156,098 |
| Leasehold Improvements | 787,228 | 616,179 |
| Vehicles | 56,918 | 56,918 |
| Machinery & Equipment | 516,498 | 497,706 |
| Construction work in progress | 49,813 | - |
| **Property and Equipment, at Cost** | **1,576,171** | **1,326,901** |
| Accumulated depreciation | (1,371,815) | (1,157,477) |
| **Property and Equipment, Net** | **$ 204,356** | **$ 169,424** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $214,338 and $221,592, respectively.

## 6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

| As of Year Ended December 31, 2022 | |
|---|---|
| **Member's name** | **Ownership percentage** |
| James Woods | 51.1% |
| Others | 48.9% |
| **TOTAL** | **100.0%** |

## 7. DEBT

### Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Loan Fee | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes s |
| US BANK -Quick Loan | $ 30,112 | 4.74% | | 6/19/2019 | 5/19/2025 | $ 1,427 | $ 5,048 | $ 5,772 | $ 8,299 | $ 19,119 | $ 1,427 | $ 3,621 | $ 5,772 | $ 12,828.19 | $ 22,221 |
| SF Fire CU | $ 375,000 | 7.75% | | 11/1/2015 | 11/1/2025 | $ 29,063 | $ 208,374 | $ 43,339 | $ 94,422 | $ 346,134 | $ 29,063 | $ 179,312 | $ 43,339 | $ 137,760.19 | $ 360,411 |
| Square Capital Loan WLH | $ 85,000 | 7.25% | | 12/9/2022 | 6/9/2024 | $ 6,163 | $ 371 | $ 56,667 | $ 28,333 | $ 85,371 | $ - | $ - | $ - | $ 90,000 | $ 90,000 |
| Demand Promissory Notes | $ 244,000 | 7-10% | | 2017-2020 | On demand | $ - | - | $ 174,000 | $ - | $ 174,000 | $ - | $ - | $ 174,000 | $ - | $ 174,000 |
| American Express Business Loan | $ 135,000 | | | 1/17/2023 | Paid off in 2023 | $ - | - | $ 3,428 | $ - | $ 3,428 | $ - | $ - | $ 37,264 | $ - | $ 37,264 |
| Square Financial Services, Inc | $ 65,200 | | $9,063.00 | 1/6/2023 | 7/6/2024 | $ - | - | $ 61,900 | $ 30,950 | $ 92,851 | $ - | $ - | $ - | $ - | $ - |
| PPP Loan | $ 378,000 | 1.00% | | 1/22/2021 | rgiven in full on 03/22/2022 | $ - | - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| **Total** | | | | | | **$ 36,652** | **$ 213,794** | **$ 345,106** | **$ 162,004** | **$ 720,904** | **$ 30,490** | **$ 182,933** | **$ 260,374** | **$ 240,588** | **$ 683,895** |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2022 | |
|---|---|
| 2023 | $ 345,106 |
| 2024 | 108,394 |
| 2025 | 53,610 |
| 2026 | - |
| 2027 | - |
| Thereafter | - |
| **Total** | **$ 507,110** |

### SBA Economic Injury Disaster Loan

On April 22, 2020, the company received the first SBA Economic Injury Disaster Loan in the amount of $500,000. The loan bears an interest rate of 3.75% and the balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $516,327 and $508,221, respectively.

On May 14, 2022, the company received the second SBA Economic Injury Disaster Loan in the amount of $1,500,000. The loan bears an interest rate of 3.75% and the balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $1,534,829 and $0, respectively.

### Convertible Note(s)

Below are the details of the convertible notes:

| | | | | | For the Year Ended December 2022 | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| 2019 Convertible Note | $ 35,000 | 8.00% | 09/12/2019 | 12/31/2022 | 2,800 | 9,252 | 35,000 | - | 44,252 | 1,580 | 6,452 | - | $ 35,000 | 41,452 |
| 2020 Convertible Note | $ 250,000 | 12.00% | 01/31/2020 | Paid off | - | - | - | - | - | 30,000 | 57,534 | | $ 250,000 | 307,534 |
| 2020 Convertible Note | $ 250,000 | 12.00% | 02/28/2020 | Paid off | - | - | - | - | - | 30,000 | 55,233 | | $ 250,000 | 305,233 |
| 2022 Convertible Note | $ 150,000 | 8.00% | 12/16/2022 | 12/31/2027 | 493 | 493 | - | 150,000 | 150,000 | - | - | - | $ - | - |
| **Total** | | | | | **$ 3,293** | **$ 9,745** | **$ 35,000** | **$ 150,000** | **$ 194,252** | **$ 61,580** | **$ 119,219** | **$ -** | **$ 535,000** | **$ 654,219** |

The convertible notes are convertible into units at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

**Lease**

The company entered into an operating lease agreement with Surface Area LLC located at San Francisco, California. The lease has original lease periods expiring in 2027. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

| | | December 31, 2022 |
|---|---|---|
| **Lease liability** | | |
| Beginning balance | $ | - |
| Additions | $ | 541,045 |
| | | |
| | | |
| Lease payments | | (45,801) |
| **Balance at end of period** | $ | 495,244 |

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

| | | December 31, 2022 |
|---|---|---|
| 2023 | $ | 87,325 |
| 2024 | $ | 216,130 |
| 2025 | $ | 132,007 |
| 2026 | $ | 59,781 |
| 2027 | | |
| Thereafter | | - |
| **Total** | **$** | **495,244** |

## 8. RELATED PARTY

On May 16, 2019, the Company entered into a demand promissory note agreement with one of the members (a private individual) in the amount of $20,000. The loan bears an interest rate of 10% per annum. The entire outstanding amount shall become immediately payable upon demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $20,000.

On August 12, 2016, the Company entered into a demand promissory note agreement with one of the members (a private individual) in the amount of $90,000. The loan bears an interest rate of 7% per annum. The entire outstanding amount shall become immediately payable upon demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $90,000.

On January 12, 2017, the Company entered into a demand promissory note agreement with one of the members (a private individual) in the amount of $25,000. The loan bears an interest rate of 8% per annum. The entire outstanding amount shall become immediately payable upon demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $25,000.

On January 17, 2019, the Company entered into a demand promissory note agreement with one of the members (a private individual) in the amount of $15,000. The loan bears an interest rate of 8% per annum. The entire outstanding amount shall become immediately payable upon demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $15,000.

On January 17, 2019, the Company entered into a demand promissory note agreement with one of the members (a private individual) in the amount of $20,000. The loan bears an interest rate of 10% per annum. The entire outstanding amount shall become immediately payable upon demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $25,000.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 8, 2023, which is the date the financial statements were available to be issued.

During 2023, the Company issued nine Convertible note agreements in the amount of $275,000. The notes bear interest rate of 8% and has a maturity date set on December 31, 2027.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $440,924, an operating cash flow loss of $810,064, and liquid assets in cash of $179,236, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.